Exhibit (d)(3)

STRICTLY PRIVATE AND CONFIDENTIAL

March 17, 2022

Robert F. Apple

President and Chief Executive Officer

Antares Pharma, Inc.

100 Princeton South, Suite 300

Ewing, New Jersey 08628

Re:      Exclusivity Agreement

Dear Bob:

Reference is made to our discussions regarding a possible negotiated acquisition (the “Proposed Transaction”) of all of the issued and outstanding shares of common stock of Antares Pharma, Inc. (the “Company”) by Halozyme Therapeutics, Inc. (“Halozyme”). In order to facilitate and expedite continued discussions between the Company and Halozyme with respect to the Proposed Transaction, and to induce Halozyme to continue to devote substantial time and effort to the evaluation and documentation of the Proposed Transaction, the parties hereto hereby agree as set forth below (the “Exclusivity Agreement”).

1)

Exclusivity. During the Exclusivity Period (as defined below), the Company shall not, and shall cause its subsidiaries not to, and shall direct its and its subsidiaries’ respective Representatives (as defined below) not to (other than with respect to Halozyme or any of its Representatives), directly or indirectly, (i) solicit, initiate, continue or enter into discussions with, or knowingly encourage, or provide any non-public information to, any corporation, partnership or other entity or group or person that constitutes, or would be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations relating to, enter into any agreement, arrangement or understanding relating to, an Acquisition Proposal or any inquiry, proposal or offer that would be expected to lead to an Acquisition Proposal, or (iii) grant any waiver, amendment or release under any standstill or confidentiality agreement relating, directly or indirectly, to an Acquisition Proposal. During the Exclusivity Period, the Company shall, and shall cause its subsidiaries to, and direct its and its subsidiaries’ respective Representatives to, immediately cease and cause to be terminated any and all contacts, discussions and negotiations with third parties (other than Halozyme and its Representatives) with respect to an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal. If, during the Exclusivity Period, the Company or any of its subsidiaries or their respective Representatives receives any inquiry, offer, proposal or expression of interest regarding an Acquisition Proposal (or any proposed

Mr. Robert F. Apple

Antares Pharma, Inc.

March 17, 2022

amendment or modification thereto (including of any inquiry, offer, proposal or expression of interest regarding an Acquisition Proposal received prior to the date of this Exclusivity Agreement)), the Company shall (x) promptly (and in any event within 24 hours) notify Halozyme of such receipt and (y) other than confirming receipt or otherwise in accordance with this paragraph 1, during the Exclusivity Period, not contact or respond to such person, and not accept, recommend or endorse (or publicly propose or announce any intention or desire to accept, recommend or endorse) any such inquiry, offer, proposal or expression of interest regarding an Acquisition Proposal. The parties hereby agree that the Company shall be responsible for any breach of the terms of this Exclusivity Agreement by its subsidiaries and its Representatives.

2)	Certain Definitions. For purposes of this Exclusivity Agreement, the following terms shall have the following meanings:

a)

“Acquisition Proposal” means any inquiry, offer, proposal or indication of interest (in writing or otherwise) from any third party relating to any transaction or series of related transactions involving (i) any merger, consolidation, change of control, investment, financing or other similar combination, recapitalization, reorganization or transaction involving the Company, (ii) any purchase or acquisition of equity or any security convertible into equity of the Company (other than in the ordinary course of business pursuant to the exercise of employee incentives and/or stock options outstanding pursuant to the Company’s security-based compensation arrangements as of the date of this Exclusivity Agreement), (iii) any sale or other transfer or disposition (whether by sale, license or other means) of all or a portion of the assets of the Company (other than in the ordinary course of business) or (iv) any other similar transaction involving the Company.

b)

“Exclusivity Period” means the period commencing upon the Company’s execution and delivery of this Exclusivity Agreement and ending upon the earlier of (i) 11:59 p.m. Eastern Time on April 11, 2022, and (ii) if at any time Halozyme or any of its Representatives initiates any discussion with the Company or its Representatives of a reduction in the $5.60 per share price set forth in Halozyme’s March 13, 2022 proposal.

c)

“Representatives” of a person means, such person’s respective affiliates and each of such person’s and such affiliates’ respective officers, directors and employees, agents, advisors (including legal counsel and financial advisors), consultants, and any other persons acting under their direction, and the representatives of any of the foregoing.

3)

No Obligation. The parties hereto agree that unless and until a written definitive agreement with respect to the Proposed Transaction has been executed and delivered (and in that case, subject to the terms, conditions and limitations set forth therein), neither Halozyme nor the Company will be under any legal obligation of any kind whatsoever with respect to the Proposed Transaction by virtue of this Exclusivity Agreement or any written or oral expression with respect to the Proposed Transaction by any of the respective Representatives of either Halozyme or the Company, in each case except for the following (which shall constitute

Mr. Robert F. Apple

Antares Pharma, Inc.

March 17, 2022

binding and legally enforceable obligations of the applicable parties): (a) the express undertakings of the parties pursuant to this Exclusivity Agreement and (b) the obligations of the parties set forth in the Confidential Disclosure Agreement, dated as of February 18, 2022 by and between the Company and Halozyme (the “Confidentiality Agreement”).

4)

Confidentiality. This Exclusivity Agreement, including the terms, status, nature and substance of the discussions of the parties related to the Proposed Transaction is strictly confidential, and will be treated as “Confidential Information” in accordance with the terms of the Confidentiality Agreement.

5)

Remedies. Each party hereto agrees that irreparable harm would occur as a result of, and that monetary damages would not be a sufficient remedy for, any breach of this Exclusivity Agreement and that the non-breaching party shall be entitled to equitable relief, including an injunction or injunctions and specific performance, as a remedy for any such breach (in any case without any requirement to prove damages or securing or posting any bond in connection with such remedy), and that such remedy shall not be deemed to be the exclusive remedy for a breach by any party of this Exclusivity Agreement but shall be in addition to all other remedies available at law or in equity. No failure or delay by either party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

6)

Governing Law and Venue; Waiver of Jury Trial. This Exclusivity Agreement, and all claims, proceedings or causes of action (whether in contract, tort, statute or otherwise) that may be based upon, arise out of or relate to this Exclusivity Agreement, or the negotiation, execution or performance of this Exclusivity Agreement, shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to conflicts of law principles or rules (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware, without regard to any borrowing statute that would result in the application of the statute of limitations of any other jurisdiction. Each party hereby irrevocably and unconditionally (a) consents and submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware sitting in the City of Wilmington, Delaware (or, solely in the event the Court of Chancery of the State of Delaware declines to exercise such jurisdiction, the exclusive jurisdiction of any federal or state court sitting in the City of Wilmington, Delaware) (collectively, the “Courts”), for any lawsuits, actions, claims or other proceedings that may be based upon, arise out of or relate to this Exclusivity Agreement, or the negotiation, execution or performance of this Exclusivity Agreement and (b) waive any objection you may now or may hereafter have to laying of venue in the Courts, including, without limitation, based on improper venue or forum non conveniens. Each party agrees not to commence any such lawsuit, action, claim or other proceeding except in the Courts. ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LAWSUIT, ACTION, CLAIM OR OTHER PROCEEDING BASED UPON, ARISING OUT OF OR RELATING TO THIS EXCLUSIVITY AGREEMENT IS EXPRESSLY AND IRREVOCABLY WAIVED.

Mr. Robert F. Apple

Antares Pharma, Inc.

March 17, 2022

7)

Entire Agreement. The parties hereto acknowledge and agree that the mutual covenants contained in this Exclusivity Agreement, and other good and valuable consideration provided by Halozyme contemplated herein, constitute good and sufficient consideration for the grant by the Company of the rights and obligations set forth in this Exclusivity Agreement. This Exclusivity Agreement, together with the Confidentiality Agreement, constitutes the entire agreement of the parties relating to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This Exclusivity Agreement may be waived, amended or modified only by an instrument in writing signed by the party against which such waiver, amendment or modification is sought to be enforced, and such written instrument shall set forth specifically the provisions of this Exclusivity Agreement that are to be so waived, amended or modified. Neither party hereto shall assign this Exclusivity Agreement or its rights or obligations hereunder without the prior written consent of the other party.

This Exclusivity Agreement may be executed in any number of counterparts, including by .pdf transmission, each of which shall be deemed an original and all of which together shall constitute one agreement. This Exclusivity Agreement may be amended, modified or extended only by a written agreement signed by each of the parties hereto.

[Remainder of this page intentionally left blank.]

Very truly yours,

HALOZYME THERAPEUTICS, INC.

By:	/s/ Helen Torley
Name: Helen Torley
Title: Chief Executive Officer

Accepted and agreed as of the date first set forth above:

ANTARES PHARMA, INC.

By:	/s/ Robert F. Apple
Name: Robert F. Apple
Title: President and Chief Executive Officer

[Signature Page to Exclusivity Agreement]